SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BOSTON COMMUNICATIONS GROUP, INC.

(Name of Subject Company (Issuer))

TEA PARTY ACQUISITION CORP. (Offeror)

MEGASOFT LIMITED (Parent of Offeror)

(Name of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

100582105

(CUSIP Number of Class of Securities)

V. Balasubramanian

Chief Financial Officer

Megasoft Limited

6-3-1192/2/1, Kundanbagh,

Begumpet, Hyderabad 500016

India

Tel: +91 40 23412266

Fax: +91 40 23412006

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

with copies to:

Anthony J. Richmond, Esq.

Latham & Watkins LLP

140 Scott Drive

Palo Alto, CA 94025

Tel: (650) 328-4600

Fax: (650) 463-2600

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
Not applicable	Not applicable

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates to a planned tender offer by Tea Party Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of Megasoft Limited (“Megasoft”), for all of the outstanding common shares of Boston Communications Group, Inc. (“BCGI”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of July 11, 2007, by and among Megasoft, Purchaser and BCGI.

The tender offer described in this Statement has not yet been commenced. This Statement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of BCGI. At the time the tender offer is commenced, Purchaser and Megasoft intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and BCGI intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Purchaser, Megasoft and BCGI intend to mail these documents to the shareholders of BCGI. These documents will contain important information about the tender offer and shareholders of BCGI are urged to read them carefully when they become available. Shareholders of BCGI will be able to obtain a free copy of these documents (when they become available) and other documents filed by BCGI or Purchaser with the SEC at the website maintained by the SEC at www.sec.gov. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from BCGI by contacting BCGI at 55 Middlesex Turnpike, Bedford, MA 01730, attention: Investor Relations.

99.1	Text of Joint Press Release issued on July 11, 2007